Filed Pursuant to Rule 424(b)(3)

Registration No. 333-125338

SUPPLEMENT NO. 1, DATED AUGUST 22, 2006

TO THE PROSPECTUS DATED AUGUST 17, 2006

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 1 to you in order to supplement our prospectus. This supplement must be read in conjunction with our prospectus dated August 17, 2006.

MANAGEMENT

The following information supplements the information contained in our prospectus under “Management - Directors and Executive Officers” and should be read in conjunction with such information.

Effective as of August 21, 2006, our board of directors appointed Mr. Michael J. Kelly as Chief Acquisitions Officer of Dividend Capital Total Realty Trust Inc. The following is some information regarding Mr. Kelly’s professional background:

Michael J. Kelly, age 39, joined Dividend Capital Total Realty Trust Inc. as Chief Acquisitions Officer on August 21, 2006, where he maintains overall responsibility for portfolio construction, acquisitions and dispositions related to direct real estate assets. Mr. Kelly has been involved with private and public real estate companies since 1989, and over the course of his career he has directly sourced and closed real estate transactions with an aggregate value of over $2.6 billion across 20 different cities within the United States. From January 2004 until July 2006, Mr. Kelly was Senior Vice President and Director of Acquisitions and Dispositions for United Dominion Realty Trust (NYSE: UDR), where he was a member of that company’s investment committee and was responsible for the acquisitions and dispositions group, which closed over $1.6 billion in transactions. From April 2000 to January 2004, Mr. Kelly was Senior Vice President at Urdang & Associates, where he sourced and closed multifamily transactions consisting of over 4,100 units and 19 properties across five cities. Prior thereto, Mr. Kelly was a principal at Lend Lease Real Estate Investments, where he assisted in more than doubling the multifamily assets under management of that firm during his tenure. In addition, Mr. Kelly was Vice President and an original shareholder of Apartment Realty Advisors Inc., based in Atlanta, Georgia, where he was directly involved in the sale of over $980 million of apartment communities throughout the Southeast, encompassing over 58 separate transactions and 17,600 units. Mr. Kelly received his Bachelor’s Degree in Business Administration from the University of Notre Dame and obtained his Certified Public Accountant designation in 1992.